UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                                   FEI Company
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    30241L109
                    ----------------------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 pages

                                       13G
CUSIP No. 30241L109                                            Page 2 of 4 Pages

-------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Lloyd R. Swenson
-------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [  ]
                                                                   (b) [  ]
-------------------------------------------------------------------------------
  3    SEC USE ONLY


-------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
-------------------------------------------------------------------------------
               5   SOLE VOTING POWER

                   431,280
 NUMBER OF     ----------------------------------------------------------------
  SHARES       6   SHARED VOTING POWER
BENEFICIALLY
 OWNED BY          47,945
   EACH        ----------------------------------------------------------------
 REPORTING     7   SOLE DISPOSITIVE POWER
  PERSON
   WITH            431,280
               ----------------------------------------------------------------
               8   SHARED DISPOSITIVE POWER

                   47,945
-------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       479,225
-------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                           [  ]
-------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       2.7%
-------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       IN
-------------------------------------------------------------------------------


                                Page 2 of 4 pages

Item 1.    Issuer

     (a)   The name of the Issuer is FEI Company.

     (b) The Issuer's executive offices are located at 7451 NW Evergreen Parkway, Hillsboro, OR 97124-5830.

Item 2.    Reporting Person and Security

     (a)   This Statement is filed by Lloyd R. Swenson, an individual.

     (b)   Mr. Swenson's residence is 78843 Waterford Lane, Palm Desert, CA
92211.

     (c)   Mr. Swenson is a citizen of the United States of America.

     (d)   This Statement relates to shares of Common Stock of FEI Company.

     (e) The CUSIP number assigned to the Common Stock of the Issuer is 30241L109.

Item 3.    Filings Pursuant to Rule 13d-1(b) or 13d-2(b)

           Not applicable.

Item 4.    Ownership

     (a) Under the rules and regulations of the Securities and Exchange Commission, Mr. Swenson may be deemed to be the beneficial owner of a total of 479,225 shares of Issuer Common Stock. This amount includes 6,059 shares subject to options exercisable within 60 days of December 31, 1997.

     (b) Mr. Swenson's beneficial ownership of Issuer Common Stock represented approximately 2.7% of the 18,077,373 issued and outstanding shares on November 11, 1997.

     (c) Mr. Swenson has sole power to vote or direct the disposition of 431,280 of shares that he beneficially owns. Mr. Swenson has shared power to vote or to direct the disposition of 47,945 of shares that he beneficially owns.

Item 5.    Ownership of Five Percent or Less of a Class

     This statement is being filed to report the fact that as of the date hereof Mr. Swenson has ceased to be the beneficial owner of more than five percent of Issuer Common Stock.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

           Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

           Not applicable.

Item 8.    Identification and Classification of Members of the Group

           Not applicable.

Item 9.    Notice of Dissolution of Group

           Not applicable.

Item 10.   Certification

           Not applicable.


                                Page 3 of 4 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                    January 29, 1998
                                       -----------------------------------------
                                                          Date


                                                     LLYOD R. SWENSON
                                       -----------------------------------------
                                                     Lloyd R. Swenson


                                Page 4 of 4 pages